Exhibit 2.3

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MOTIF BIOSCIENCES INC.,

MOTIF BIO PLC,

MOTIF ACQUISITION SUB INC.,

and

STEPHEN AUSTIN, as Motif UK Sole Shareholder

dated as of March 27, 2015

Section 8.12	Attorney-Client Waiver	13

Execution Version

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 27, 2015, is made and entered into by and among MOTIF BIO PLC, a United Kingdom limited company (the “Purchaser”), MOTIF ACQUISITION SUB INC., a Delaware corporation (“Merger Sub”), MOTIF BIOSCIENCES, INC., a Delaware corporation (the “Company”), and solely for purposes of Section 2.5, Stephen Austin (“Motif UK Sole Shareholder”).  The Purchaser, Merger Sub, and the Company are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Parties propose that Merger Sub, a wholly owned subsidiary of the Purchaser will merge with and into the Company (the “Merger”) so that the Company will continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of the Purchaser;

WHEREAS, the respective boards of directors of the Purchaser, Merger Sub and the Company have approved and declared advisable the Merger, this Agreement and the other transactions contemplated hereby; and

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
CONSTRUCTION; DEFINITIONS

Section 1.1                                          Definitions.  The following terms, as used herein, have the following meanings:

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the city of New York, New York.

“Bylaws” means the Company’s Bylaws as amended, restated, supplemented or otherwise modified.

“Certificate of Incorporation” means the Company’s Certificate of Incorporation, as amended, restated, supplemented or otherwise modified.

“Closing” means the consummation of the transactions contemplated by ARTICLE II of this Agreement, as set forth in ARTICLE V of this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Closing Time” means 4:58 p.m. Eastern Time on the Closing Date.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stockholder” means a holder of Motif US Common Stock outstanding immediately prior to the Effective Time.

“Contract” means any written contract, agreement, arrangement (excluding any regulatory tariff), note, bond, mortgage, lease or other agreement legally binding on a Party hereto.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“DGCL” means the Delaware General Corporation Law.

“Equity Holders” means the Stockholders and the Option Holders.

“GAAP” means generally accepted accounting principles as applied in the United States of America, and as applied in a manner consistent with its application to the preparation of the Financial Statements to the extent consistent with GAAP.

“Governmental Entity” means any United States federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Indebtedness” means, without duplication, as of the Closing Time, (a) all obligations of the Company for borrowed money, (b) other indebtedness of the Company evidenced by notes, bonds, debentures or other debt instruments, (c) indebtedness of the types described in clauses (a) and (b) guaranteed, directly or indirectly, in any manner by the Company through an agreement to supply funds to, or in any other manner, invest in, the debtor, or to purchase indebtedness, primarily for the purpose of enabling the debtor to make payment of the indebtedness or to insure the owners of indebtedness against loss, (d) indebtedness for the deferred purchase price of property or services with respect to which the Company is liable, other than Ordinary Course trade payables, (e) all obligations of the Company or as lessee or lessees under capital leases in accordance with GAAP, (f) all payment obligations under any interest rate swap agreements or interest rate hedge agreements to which the Company is party, (g) any interest owed with respect to the indebtedness referred to above and prepayment premiums or fees which would be payable if such indebtedness were paid in full at Closing, (h) any deferred rent liability of the Company, and (i) only to the extent drawn as of the Closing Time, any letters of credit, surety bonds, bids, performance bonds or similar obligations.

“Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, all Governmental Entities.

“Motif Stock Option Plan” means the stock option plan adopted by the Company on October 30, 2014.

“Motif UK Shares” means the ordinary shares issued by the Purchaser.

“Motif US Common Stock” means Common Stock of the Company, $0.0001 par value.

“Motif US Stock” means the Motif US Common Stock.

“Non-Plan Options” means the options to purchase Motif US Common Stock pursuant to an agreement with Motif US but not subject to any stock option plan, and the holder of such option has not expressly entered into an agreement to have such option treated in the same manner as a Plan Option.

“Option Holder” means a holder of a Non-Plan Option or Plan Option outstanding immediately prior to the Effective Time.

“Ordinary Course” means the ordinary course of business consistent with past practice of the Company and its Subsidiaries.

“Person” means, any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, other entity or Governmental Entity.

“Plan Options” means (i) options to purchase Motif US Common Stock granted under the Motif Stock Option Plan, or (ii) any other outstanding option held by a Person who has entered into an agreement with the Company to have such option treated in the same manner as options granted under the Motif Stock Option Plan (irrespective of any other amendments to such option grant terms).

“Stockholder” means a holder of Motif US Stock outstanding immediately prior to the Effective Time.

“Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Motif US Stock in favor of the adoption of this Agreement and any other required stockholder approval in favor of the adoption of this Agreement.

“Subsidiary” means any Person of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person.

Section 1.2                                    Construction.  Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to one gender include the other gender, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation,” (d) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s), (f) the terms “year” and “years” mean and refer to calendar year(s), and (g) any item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statements, or (iii) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.  Unless otherwise set forth herein, references in this Agreement to (x) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (y) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at the given time when referenced. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.  This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 1.3                                    Accounting Terms.  All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II
MERGER

Section 2.1                                    Agreement to Merge.  Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company.  The Purchaser, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be properly executed and filed on the Closing Date with the Secretary of State of the State of Delaware.  The “Effective Time” shall be the time at which the Certificate of Merger has become effective in accordance with the DGCL, which effective time for avoidance of doubt, shall be the Closing Time.

Section 2.2                                    Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.  Subject to the foregoing, from and after the Effective Time, the Surviving Corporation (as defined below) shall possess and be vested with all rights, privileges, immunities, powers and franchises and be subject to all the obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub.  From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the

Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”).

Section 2.3                                    Certificate of Incorporation and Bylaws.  The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law.

Section 2.4                                    Directors and Officers.  The directors and officers of Merger Sub serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, and shall remain the directors and officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and bylaws of Merger Sub.

Section 2.5                                    Sale of Motif UK Shares.  Subject to the terms and conditions of this Agreement, at the Effective Time, the Motif UK Sole Shareholder will sell to the Purchaser 100% of the Motif UK Shares held by the Motif UK Sole Shareholder at a purchase price of one (1) British Pound Sterling, payable within 90 days of the Effective Time.

ARTICLE III
MERGER CONSIDERATION

Section 3.1                                    Effect on Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of any Stockholder, and subject to the other provisions of this Section 3.1:

(i)                                     Each issued and outstanding share of Motif US Common Stock shall be (x) converted into the right to receive, upon the surrender of the certificate formerly representing such share of Motif US Common Stock, an amount equal to the corresponding Motif UK Shares at a conversion ratio of 1:1, and (y) immediately cancelled.

(ii)                                  At the Effective Time, each Plan Option that: (x) was granted and is outstanding, unexercised, and vested immediately prior to the Effective Time; or (y) is outstanding, unexercised and unvested immediately prior to the Effective Time (each such Plan Option under clause “(x)” and “(y),” a “Continuing Option”), shall be converted into and become an option to purchase Motif UK Shares, with such conversion effected through Purchaser: (A) assuming such Continuing Option; or (B) replacing such Continuing Option by issuing a reasonably equivalent replacement stock option to purchase Motif UK Shares in substitution therefor.  All rights with respect to Company Common Stock under Continuing Options assumed or replaced by Purchaser shall thereupon be converted into options with respect to Motif UK Shares.  Accordingly, from and after the Effective Time: (1) each Continuing Option assumed or replaced by Purchaser may be exercised solely for shares of Motif UK Shares; (2) the number of shares of Motif UK Shares subject to each Continuing

Option assumed or replaced by Purchaser shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Continuing Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of Motif UK Shares; (3) the per share exercise price for the Motif UK Shares issuable upon exercise of each Continuing Option assumed or replaced by Purchaser shall be determined by dividing the per share exercise price of Company Common Stock subject to such Continuing Option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (4) subject to the terms of the stock option agreement by which such Continuing Option is evidenced, any restriction on the exercise of any Continuing Option assumed or replaced by Purchaser shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions  of such Continuing Option shall otherwise remain unchanged as a result of the assumption or replacement of such Continuing Option (except that Purchaser’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Continuing Option).  The “Conversion Ratio” shall be equal to 1:1.

(iii)                               At the Effective Time, each Non-Plan Option that: (x) was granted and is vested, outstanding and unexercised immediately prior to the Effective Time; or (y) is outstanding, unexercised and unvested immediately prior to the Effective Time, shall not be converted into and become an option to purchase Motif UK Shares and shall remain exercisable into shares of Motif US Common Stock.

(b)                                 As of the Effective Time, by virtue of the Merger and without any action on the part of any Stockholder, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, and such common stock of the Surviving Corporation issued on that conversion will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

(c)                                  Immediately following the execution of this Agreement, the Company shall mail or deliver to each Stockholder who, as of such time, has not consented in writing to the Merger a notice from the Company: (i) informing such Person of the approval by the board of directors of the Company of the entry into this Agreement and the transactions contemplated hereby and the receipt of the Stockholder Approval, (ii) including an information statement regarding the Company, the Merger and the transactions contemplated hereby, (iii) a notice required by Section 262(d)(2) of the DGCL informing any such Stockholder of their appraisal right with respect to the Merger pursuant to Section 262 of the DGCL.

(d)                                 Shares of Motif US Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by a Stockholder who has not voted such shares in favor of the Merger and who has demanded or may properly demand appraisal rights in the manner provided by Section 262 of the DGCL (“Dissenting

Shares”) shall not be converted into a right to receive the Motif UK Shares unless and until the Effective Time has occurred and the holder of such Dissenting Shares becomes ineligible for such appraisal rights.  The holders of Dissenting Shares shall be entitled only to such rights as are granted by Section 262 of the DGCL.  Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefore from the Purchaser in accordance with the DGCL; provided, however, that (a) if any such holder of Dissenting Shares shall have failed to establish entitlement to appraisal rights as provided in Section 262 of the DGCL, (b) if any such holder of Dissenting Shares shall have effectively withdrawn demand for appraisal of such shares or lost the right to appraisal and payment for shares under Section 262 of the DGCL or (c) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of the DGCL, such holder of Dissenting Shares shall forfeit the right to appraisal of such shares and each such Dissenting Share shall be treated as if it had been, as of the Effective Time, converted into a right to receive the applicable portion of the Motif UK Shares, as provided in Section 3.1 of this Agreement.

Section 3.2                                    Exchange of Certificates

(a)                                 Each holder of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Motif US Stock (the “Certificates”) shall have delivered to the Company or its designee the Certificates, if any, held of record by such holder.  Company or its designee will deliver to such holder a notice to the effect that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Company or its designee.  Upon surrender of a Certificate to the Company, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 3.1, and the Certificate so surrendered shall be canceled.  If any certificate evidencing any share of Motif US Common Stock shall have been lost, stolen or destroyed, the Company may, in its discretion and as a condition precedent to the issuance of any consideration pursuant to Section 3.1, require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit with respect to such certificate.

(b)                                 All Motif UK Shares issued upon the surrender of Certificates in accordance with the terms of this ARTICLE III shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the shares represented by such Certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Motif US Common Stock that were issued and outstanding immediately prior to the Effective Time of the Merger.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the portion of the Motif UK Shares as provided in this ARTICLE III.

(c)                                  The Company, the Purchaser, Merger Sub, or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

ARTICLE IV
CERTAIN COVENANTS AND AGREEMENTS

Section 4.1                                    Conduct of Business.  From the date hereof until the Closing Date, the Company shall conduct its business in the Ordinary Course, except (i) if the Purchaser or Merger Sub shall have consented in writing (which consent will not be unreasonably withheld, conditioned or delayed) or (ii) as otherwise contemplated or permitted by this Agreement; provided; however, that the foregoing notwithstanding, (x) the Company may use all available cash to repay any Indebtedness or to make cash distributions on or prior to the Closing, and (y) no action by the Company with respect to matters specifically addressed by any other provision of this Section 4.1 shall be deemed a breach of this Section 4.1, unless such action would constitute a breach of one or more of such other provisions.

Section 4.2                                    Stockholder Approval.  Immediately following the execution of this Agreement, the Company shall, upon consideration of the recommendation of the Board of Directors of the Company obtain the Stockholder Approval.

Section 4.3                                    Further Assurances; Cooperation.  Subject to the other provisions hereof, each Party agrees to use its commercially reasonable efforts to perform its obligations hereunder and to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things reasonably necessary or reasonably requested to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, the Parties shall, at any time after the Closing, execute, acknowledge and deliver any further deeds, assignments, conveyances, and other assurances, documents and instruments of transfer, reasonably requested by the other Party or Parties hereto, and will take, or cause to be taken, any other action consistent with the terms of this Agreement that may reasonably be requested by the other Parties, for the purpose of assigning, transferring, granting, conveying, and confirming to the Purchaser, or reducing to possession, any or all interests to be conveyed and transferred by this Agreement.

Section 4.4                                    Undertakings of Purchaser.  The Purchaser shall perform, or cause to be performed, when due, all obligations of Merger Sub under this Agreement.

Section 4.5                                    Release and Waiver. Effective upon the Closing, Purchaser, on its own behalf, and on behalf of any and all affiliates, hereby irrevocably waives, releases and discharges each Stockholder from any and all liabilities, debts or obligations to the Company, its Subsidiaries, Merger Sub, Purchaser and any affiliates of any kind or nature whatsoever, arising solely in its capacity as a Stockholder hereunder (including, without limitation, in respect of rights of contribution or indemnification), whether absolute or contingent, liquidated or unliquidated, known or unknown, excluding any liabilities arising solely in relation to the transactions contemplated by this Agreement.

ARTICLE V
CONDITIONS TO CLOSING

Section 5.1                                    Conditions to Each Party’s Obligations.  The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)                                 Stockholder Approval.  The Stockholder Approval shall have been obtained.

(b)                         Injunction.  There shall be no effective injunction, decree, writ or temporary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Merger may not be consummated as provided herein and no statute, Law, rule, legal restraint or prohibition shall be in effect preventing the consummation of the Merger; provided, however that prior to asserting this condition, each of the Parties shall have used commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(c)                          Governmental Consents.  All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Entities required for the consummation of the transactions contemplated hereby shall have been obtained or made.

Section 5.2                                    Conditions to Purchaser’s and Merger Sub’s  Obligations.  The obligations of the Purchaser and Merger Sub to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following additional conditions:

(a)                         Performance of Obligations of the Company.  The Company shall have performed in all material respects all covenants and agreements required to be performed by it hereunder at or prior to the Closing.

(b)                         Ancillary Documents.  The Company shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 6.2.

Section 5.3                                    Conditions to Company’s Obligations.  The obligations of the Company to effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following additional conditions:

(a)                         Performance of Obligations by the Purchaser and Merger Sub.  The Purchaser and Merger Sub shall have performed in all material respects all the covenants and agreements that are required to be performed by them under this Agreement at or prior to the Closing.

(b)                         Ancillary Documents.  The Purchaser shall have delivered, or caused to be delivered, to the Company the documents listed in Section 6.3.

ARTICLE VI
CLOSING

Section 6.1                                    Closing.  The Closing will take place at the offices of REED SMITH LLP located at 599 Lexington Avenue #26, New York, NY, 10022 at the Effective Time on the first Business Day following full satisfaction or due waiver of all closing conditions set forth in ARTICLE VI hereof (other than those to be satisfied at the Closing itself) or on such date as is mutually agreeable to the Purchaser and the Company.

Section 6.2                                    Company Closing Deliveries.  At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser and the Escrow Agent, as applicable, the following, any of which, if not fulfilled may be waived by the Purchaser:

(a)                                 the Certificate of Merger;

(b)                                 evidence reasonably satisfactory to the Purchaser that the Stockholder Approval has been obtained;

(c)                                  written resignations of all officers and directors of the Company and its Subsidiaries;

Section 6.3                                    Purchaser Closing Deliveries.  At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Company, the following:

(a)                                 the Certificate of Merger.

ARTICLE VII
TERMINATION

Section 7.1                                    Termination.  This Agreement may be terminated at any time prior to the Closing by the mutual written consent of the Purchaser and the Company.

Section 7.2                                    Effect of Termination.  In the event this Agreement is terminated by either the Purchaser or the Company, as provided in Section 7.1, the provisions of this Agreement shall immediately become void and of no further force and effect (other than this Section 7.2 and ARTICLE VII hereof, which shall survive the termination of this Agreement), and there shall be no liability on the part of the Purchaser or Merger Sub, the Company, or the Equity Holders to one another, except for willful breaches of this Agreement prior to the time of such termination.  For purposes of clarification, the Parties agree that if the Purchaser or Merger Sub does not close the transactions contemplated hereby in circumstances in which all of the closing conditions set forth in ARTICLE V have been satisfied or waived (other than those to be satisfied at the Closing itself), such election shall be deemed to be a willful breach of this Agreement.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

Section 8.1                                    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by

United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on delivery by United States Postal Service, or if sent by facsimile or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective Parties as follows:

To the Purchaser, or	Motif Bio PLC
after Closing, to	One Tudor Street
the Surviving Corporation:	London, EC4Y 0AH
United Kingdom
Attn: Stephen Austin
with a copy to:	Reed Smith LLP
599 Lexington Avenue
New York, NY 10022-7650
Attn: Aron Izower
Phone: +1 212 521 5400
Fax +1 212 521 5450

or to such other representative or at such other address as such Person may furnish to the other parties in writing.

Section 8.2                                    Assignment; Successors in Interest.  No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties, provided that the Purchaser may assign its rights and obligations hereunder to any Affiliate without prior written consent, but any such assignment by the Purchaser shall not relieve the Purchaser from its obligations hereunder. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 8.3                                    Captions.  The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 8.4                                    Controlling Law; Amendment.  This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules.

Section 8.5                                    Submission to Jurisdiction; Waiver of Jury Trial.

(a)                                 Each Party agrees that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the United States District Court for the District of Delaware.  Each Party:

(i)             expressly and irrevocably consents and submits to the jurisdiction of the United States District Court for the District of Delaware in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii)          consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1 is reasonably calculated to give actual notice;

(iii)       agrees that the United States District Court for the District of Delaware shall be deemed to be a convenient forum;

(iv)      waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in the United States District Court for the District of Delaware, any claim that such Party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and

(v)         agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section by the United States District Court for the District of Delaware and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the Laws or public policy of the Laws of the State of Delaware or any other jurisdiction.

(b)                                 EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING WHICH MAY ARISE RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION OR PROCEEDING.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.5.

Section 8.6                                    Severability.  Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

Section 8.7                                    Counterparts.  This Agreement may be executed by facsimile or other electronic format and in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

Section 8.8                                    Parties in Interest.  Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof, provided, that any Person referenced in Section 8.12, is intended to be, and shall be, an express intended third-party beneficiary thereof, and may enforce that provision directly.

Section 8.9                                    Waiver.  Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty.  A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 8.10                             Integration.  This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof and constitute the entire agreement among the Parties with respect thereto.

Section 8.11                             Transaction Costs.  Except as provided above or as otherwise expressly provided each Party shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel.

Section 8.12                             Attorney-Client Waiver.  Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that (a) Reed Smith LLP may serve as counsel to the Equity Holders, officers and directors of the Company, and their respective Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the Merger, Reed Smith LLP (or any successor) may serve as counsel to the Seller Group, any member thereof, or any director, member, shareholder, partner, officer, employee or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction notwithstanding such representation and (b) the Purchaser shall not, and shall cause the Company not to, seek or have Reed Smith LLP (or any successor) disqualified from any such representation.  Each of the Parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation.  Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith.  Except with the prior written consent of the Seller Group, none of the Purchaser, the Company (following the Closing), nor any Person purporting to act on behalf of or through the Purchaser or the Company (following the Closing), will seek to obtain attorney-client, accountant-client, or other privileged communications among the Company (prior to the Closing) and/or any other member of the Seller Group and its attorneys and legal representatives or accountants, related to the Merger or the transactions contemplated hereby.  The covenants, consent and waiver contained in this Section 8.12 are intended to be for the benefit of, and shall be enforceable by, the Seller Group’s counsel and its legal representatives and accountants and shall not be deemed exclusive of any other rights to which the Seller Group’s counsel is entitled whether pursuant to Law, Contract or otherwise.  “Reed Smith LLP” refers to the international legal practice that comprises Reed Smith LLP.

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[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

COMPANY:

MOTIF BIOSCIENCES, INC.

By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: CEO

PURCHASER:

MOTIF BIO PLC

By:	/s/ Stephen Austin
Name:	Stephen Austin
Title:	Company Secretary

MERGER SUB:

MOTIF ACQUISITION SUB INC.

By:	/s/ Robert Bertoldi
Name:	Robert Bertoldi
Title:	Secretary

For the purposes of Section 2.5 solely,

MOTIF UK SHAREHOLDER

By:	/s/ Stephen Austin
Name: Stephen Austin